SEC Mail Processing Section 12010955 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Washington, DC 125

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SEC FILE NUMBER
8- 27250

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MML Investors Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1295 State Street

(No. and Street)

Springfield	MA	01111-0001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. McCauley, Jr. 413-744-1332

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

One Financial Plaza

755 Main Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. McCauley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MML Investors Services, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William H. McCauley, Jr.
Signature

Assistant Vice President & CFO
Title

Susana M. Marques
Notary Public

SUSANA M. MARQUES NOTARY PUBLIC COMMONWEALTH OF MASSACHUSETTS MY COMMISSION EXPIRES OCT. 26, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
MML Investors Services, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by MML Investors Services, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating MML Investors Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). MML Investors Services, LLC's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the America Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries within the Company's general ledger system noting no differences;

2. Compared the total revenue reported in audited Form X-17A-5 (Part III), for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting that the amounts in Form X-17A-5 (Part III), as adjusted, were $262,300 lower than the amount reported in Form SIPC-7. $158,891 of this difference relates to an adjustment to the variable annuity and variable life revenues associated with the sale of proprietary products, with an offsetting adjustment to expenses, that was recorded for Form SIPC-7. The remainder of the difference relates to the revenues of MMLISI Financial Alliances, LLC, a subsidiary of the Company which is included in audited Form X-17A-5 (Part III) and reported as part of a separate filing for Form SIPC-7;

3. Compared any adjustments reported in Form SIPC-7 to the "December 2011 SIPC Assessment Activity Report," the Company's supporting schedule, and the trial balance noting the amounts reported in Form SIPC-7 were higher than the trial balance by $158,891 reflecting an adjustment to the variable annuity and variable life revenues associated with the sale of proprietary products referenced above in Procedure 2;

KPMG

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the "December 2011 SIPC Assessment Activity Report" supporting the adjustments noting no differences; and

5. Inspected the SIPC-7 noting that no overpayment carry forward was claimed on the current assessment form.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 17, 2012

MML Investors Services, LLC and Subsidiaries

Table of Contents

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Independent Auditors' Report

To the Board of Directors of
MML Investors Services, LLC and Subsidiaries:

We have audited the accompanying consolidated statement of financial condition of MML Investors Services, LLC and Subsidiaries (the Company) as of December 31, 2011, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MML Investors Services, LLC and Subsidiaries as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

February 17, 2012

MML Investors Services, LLC and Subsidiaries

Consolidated Statement of Financial Condition
December 31, 2011
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	25,942
Cash segregated under federal regulations		651
Receivables from broker-dealers and clearing organizations		21,725
Receivables from related parties		35
Prepaid expenses and other assets		3,333
Taxes receivable		2,825
Deferred tax assets, net		1,701
Total assets	$	56,212
Liabilities and Equity		
Commissions payable	$	22,126
Payables to related parties		5,226
Accounts payable and accrued expenses		7,467
Total liabilities		34,819
Equity		
Shareholder's Equity		
Common stock, $1 par value; 300,000 shares authorized; 4,891 shares issued and outstanding		5
Additional paid-in capital		72,795
Accumulated deficit		(51,960)
Total shareholder's equity		20,840
Noncontrolling interests in subsidiary		553
Total equity		21,393
Total liabilities and equity	$	56,212

The accompanying notes are an integral part of these consolidated financial statements.

MML Investors Services, LLC and Subsidiaries

Consolidated Statement of Operations
For the Year Ended December 31, 2011
(Dollars in thousands)

Revenues	
Commissions	$ 191,741
Trail commissions	70,236
Corporate Registered Investment Advisor income	56,604
Other income	28,771
Total revenues	347,352
Expenses	
Commission expense and distribution support	282,634
Management fees	33,544
Compensation and benefits	15,392
Legal and regulatory costs	8,336
General and administrative expenses	6,651
Clearing charges	5,409
Other expenses	167
Total expenses	352,133
Loss before income taxes	(4,781)
Income tax benefit	1,901
Consolidated net loss	(2,880)
Less: Net income attributable to noncontrolling interests	563
Net loss attributable to controlling interests	$ (3,443)

The accompanying notes are an integral part of these consolidated financial statements.

MML Investors Services, LLC and Subsidiaries

Consolidated Statement of Changes in Equity
For the Year Ended December 31, 2011
(Dollars in thousands)

	Shareholder's Equity				
	Common Stock	**Additional Paid-in Capital**	**Accumulated Deficit**	**Non-controlling Interests**	**Total Equity**
Balances – December 31, 2010	$ 5	$ 72,795	$ (48,517)	$ 459	$ 24,742
Contributions	--		--	159	159
Distributions	--	--	--	(628)	(628)
Net (loss) income	--	--	(3,443)	563	(2,880)
Balances – December 31, 2011	$ 5	$ 72,795	$ (51,960)	$ 553	$ 21,393

The accompanying notes are an integral part of these consolidated financial statements.

MML Investors Services, LLC and Subsidiaries

Consolidated Statement of Cash Flows
For the Year Ended December 31, 2011
(Dollars in thousands)

Cash flows from operating activities:	
Consolidated net loss	$ (2,880)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation of furniture and equipment	13
Deferred taxes	633
Change in noncontrolling interest	(469)
Changes in operating assets and liabilities:	
Cash segregated under federal regulations	(151)
Receivables from brokers or dealers	203
Prepaid expenses and other assets	(191)
Taxes receivable	(1,542)
Commissions payable	(265)
Payables (receivables) to related parties, net	1,393
Accounts payable and accrued expenses	(2,648)
Net cash used in operating activities	(5,904)
Cash flows from investing activities:	
Purchases of fixed assets	(69)
Net decrease in cash and cash equivalents	(5,973)
Cash and cash equivalents, beginning of year	31,915
Cash and cash equivalents, end of year	$ 25,942
Supplemental cash flow information:	
Income taxes received, net of state tax payments	$ 993

The accompanying notes are an integral part of these consolidated financial statements.

(Dollars in thousands)

(1) Organization

MML Investors Services, LLC ("MMLIS") is an indirect wholly owned subsidiary of Massachusetts Mutual Life Insurance Company ("MassMutual" or "Parent"). MMLIS is the retail broker-dealer for MassMutual's career agency system and offers a wide variety of investment products and services through MassMutual agents, including open-end mutual funds, fee-based investment advisory programs, limited partnerships, variable insurance products, unit investment trusts, and general securities.

MMLIS is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, LLC ("FINRA"), and is licensed as a broker-dealer in all 50 states, Puerto Rico and the District of Columbia. MMLIS is the parent corporation of MML Insurance Agency, LLC ("MMLIA") and has a controlling interest in MMLISI Financial Alliances, LLC ("MFA"). MMLIS, MMLIA, and MFA are collectively referred to as the "Company." For securities held in brokerage accounts, the Company uses National Financial Services, LLC as clearing agent to process customer trades.

MMLIA, a wholly owned subsidiary of MMLIS, conducts business in all 50 states, Puerto Rico, and the District of Columbia. MMLIA enables MassMutual agents to sell non-MassMutual insurance products.

Prior to January 1, 2011, MMLIS, which was organized in 1981, and MMLIA, which was organized in 1990, operated as Massachusetts C-corporations. Effective January 1, 2011, MMLIS and MMLIA converted to limited liability companies pursuant to the Massachusetts Limited Liability Act. The sole member of MMLIS is MassMutual Holding LLC, whose sole member is MassMutual. The sole member of MMLIA is MMLIS. For federal and most state tax purposes, MMLIS and MMLIA are treated as single member limited liability companies disregarded as separate entities from their sole owners. (See Note 9).

MFA was formed as a series limited liability company in 2004 for the purpose of doing business as a referral broker-dealer and investment adviser. MFA is registered as a broker-dealer and investment adviser with the SEC, is a member of FINRA and is licensed as a broker-dealer in 49 states, Puerto Rico and the District of Columbia. MFA's sole purpose is to provide clients of certain professional firms with access to products and services offered by MMLIS, MMLIA, and MassMutual. Through its Series B ownership position, MMLIS maintains a 51% controlling interest in MFA. The Series A members, comprised of professional firms, hold a 49% noncontrolling interest in MFA.

(2) Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of MMLIS as well as MMLIA and MFA, entities over which MMLIS exercises control. Noncontrolling interests in MFA are reported separately on the Consolidated Statement of Financial Condition ("Statement of Financial Condition") and the Consolidated Statement of Operations ("Statement of Operations"). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All material intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with GAAP requires the use of estimates. Accordingly, certain amounts in these financial statements contain estimates made by management. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be a cash equivalent. The Company maintains its cash in bank deposit accounts, which may exceed federally insured limits. The Company has not experienced any losses on such accounts. Cash segregated under federal regulations includes funds held in a separate bank account for the exclusive benefit of MMLIS customers, in accordance with rule 15c3-3 of the SEC (see Note 4).

Revenue Recognition and Related Expense

Commission revenue from mutual funds, annuities, and other securities transactions, as well as related commission and clearing expenses, are recorded on a trade date basis as securities transactions occur. Commission revenue is primarily earned based upon a percentage of the related sales, payment of which is generally received either on a weekly or a monthly basis. Corporate Registered Investment Advisor ("CRIA") revenue and Trail commission revenue, which represents asset-based 12b-1 service fees paid to MMLIS by open-end mutual fund companies, and related commission expenses are recognized as the revenue is earned. CRIA and Trail commission revenues are determined based upon a percentage of assets under management, payment of which is generally made on a quarterly basis. The Company estimates its accruals for revenues earned based primarily upon the volume of transactions in previous periods as well as cash receipts in current and prior periods. Commissions payable is accrued concurrently using a standard payout ratio. Commission, Trail, and CRIA revenue combined are referred to as Gross Dealer Concessions ("GDC") and the expenses related to these revenues are included in Commission expense and distribution support on the Statement of Operations.

Distribution fees, which do not have a related commission expense, are recognized in the period in which the services are performed and are included in Other income on the Statement of Operations. The related expenses being reimbursed through these distribution fees are reported in the respective expense line items to which they pertain. (See Note 3).

Fair Value of Financial Instruments

Financial instruments, which include cash equivalents, receivables, and payables, approximate their fair values because of the short maturities of these assets and liabilities, with the exception of our fixed payment General Agent Continuing Commission Program, which has a longer maturity and is valued using a discounted cashflow method. See paragraph below.

General Agent Continuing Commission Program

The Company had a General Agent Continuing Commission program that facilitates the allocation of future commissions from GDC between one General Agent ("the Former GA") and their successor (the "Successor GA") where certain requirements, primarily related to age and years of service, have been satisfied. These commission payments to the Former GA represent their participation in the GA commission overrides generated from commissions earned by the agents within the agency. The role of MMLIS is to process future GDC generated by the agency and distribute to the Former and Successor GAs. Effective December 30, 2010, this program was frozen and, no additional General Agents will become eligible for the program. General Agents who are currently receiving payments under this program will continue to receive payments if any future commission overrides are generated. .

In 2006, MMLIS committed to making fixed commission payments to certain Former GAs. In 2011, the Company paid $291 to these Former GAs. The present value of the remaining liability is $1,021 at December 31, 2011. The obligations for these payments are recorded as Commissions payable in the Statement of Financial Condition.

Income Taxes

Income taxes due to government authorities are based upon the Company's best estimate of its current and deferred tax liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company's temporary differences primarily include compensation and legal accruals. The effective tax rate is different from the prevailing corporate U.S. federal tax rate primarily due to permanent differences caused by items such as state taxes.

Employee Benefit and Compensation Plans

The Company's eligible employees and retirees are covered by MassMutual's employees' pension plan, thrift plan, disability, group life insurance plan, and group health plan. MassMutual is the sponsor for each of these plans and retains the liabilities. These plans comply with the requirements established by the Employee Retirement Income Security Act of 1974 ("ERISA"). (See Note 8).

Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits and the net assets of the plan available for benefits is omitted, as the information is not separately available for the Company's participation in the pension plan.

The Company's eligible employees are covered by MassMutual's long-term incentive compensation plan, under which certain employees of MassMutual and its subsidiaries may be issued phantom share-based compensation awards. These awards include Phantom Stock Appreciation Rights ("PSAR") and Phantom Restricted Stock ("PRS"). These awards do not grant an equity or ownership interest in MassMutual.

PSAR provide the participant the right to receive the appreciation in phantom stock price over the award period, providing an individual with the opportunity to share in the value created in the total enterprise. Awards can only be settled in cash equal to the gain, if any, related to the number of PSAR exercised. PSAR cliff vest at the end of three years and expire five years after the date of grant. Vested PSAR may be exercised during quarterly two-week exercise periods prior to expiration. Compensation expense for an individual award is recognized over the vesting period.

PRS provides the participant with the opportunity to receive the full phantom share value. This value is determined by grant price plus/minus any change in share price over the award period. PRS vests on a graded basis over five years, one third per year after years three, four and five. On each vesting date, a lump sum cash settlement is paid to the participant based upon the number of shares vested multiplied by the most recent phantom stock price. Compensation expense is recognized on the accelerated attribution method. The accelerated attribution method recognizes compensation expense over the vesting period by which each separate payout year is treated as if it were, in substance, a separate award.

These awards are classified as a liability in Accounts payable and accrued expenses on the Company's Statement of Financial Condition. Compensation cost is based on the most recent quarterly calculated intrinsic value and is recorded to expense over the vesting period of the award, considering vesting provisions and forfeiture assumptions. These awards do not have a material impact on the Company's consolidated financial results.

Errors and Omissions Claims/Recoveries

The Company records costs associated with errors and omissions claims as incurred. Recovery of such costs from registered representatives, MassMutual general agents, or from errors & omissions insurance are recorded as contra legal expense when recovery is probable.

(Dollars in thousands)

(3) Related Party Transactions and Agreements

Through distribution agreements, MMLIS is either the retail distributor or the principal underwriter of certain variable life insurance policies and variable annuity contracts issued by MassMutual, C.M. Life Insurance Company ("C.M. Life") and MML Bay State Life Insurance Company ("MML Bay State"), each of which are wholly owned subsidiaries of MassMutual. In addition, MMLIS is the sub-distributor of the MassMutual Premier Fund and MassMutual Select Fund (the "MassMutual Funds") and is placement agent for certain unregistered private placement life insurance and annuity contracts issued by MassMutual. MassMutual agents who are MMLIS registered representatives sell these above referenced policies, contracts, funds, and private placements for which they receive commissions. MMLIS has recognized $66,589 of commission revenue and expense from MassMutual, C.M. Life, and MML Bay State in 2011.

MMLIS provides broker-dealer and distribution services to MassMutual's Retirement Services Division ("RS") for its Individual Retirement Account (MMIRA) Program, for which MMLIS earned $697 in commissions in 2011. MMLIS pays distribution support to MassMutual equal to the MMIRA Program fee income.

Pursuant to the terms of its Distribution and Broker-Dealer Servicing Agreement with MassMutual, MMLIS also receives 12b-1 fees directly from certain open-end mutual fund companies for investment selections that are available in RS retirement products. In 2011, MMLIS recorded $9,615 in commissions related to these products and incurred distribution costs equal to these revenues that are payable to MassMutual.

In accordance with the terms of MMLIS's agreement with MassMutual for the distribution and servicing of RS's registered 401(k) retirement products, MMLIS earned $7,468 in commission and trail revenue in 2011 and incurred distribution costs equal to these revenues that are payable to MassMutual.

Pursuant to the distribution and servicing agreements noted above with MassMutual, C.M. Life, and MML Bay State, MMLIS is reimbursed for expenses it incurs. These reimbursements are included in Other income on the Statement of Operations. MMLIS earned $9,091 in such distribution fees collectively from MassMutual, C.M. Life, and MML Bay State in 2011.

MMLIS has a selling agreement with its affiliate OppenheimerFunds Distributors, LLC ("OFDI") for the distribution of the OppenheimerFunds, a family of open-end mutual funds and 529 plans. Under the terms of the selling agreement, MMLIS earned $15,993 in 2011 in commissions and service fees from OFDI. The commissions are paid in accordance with the terms of the prospectuses of the individual funds. In addition, the Company earned $910 in 2011 from OFDI for marketing, distribution assistance, and conference support, which is included in Other income in the Statement of Operations.

(Dollars in thousands)

MMLIS has entered into an Advisory Services Agreement with MassMutual to provide advisory services for its Retirement Management Account Program ("RMA"), which is closed to new business, for which it earned $470 in RMA program fees in 2011. In addition, MMLIS received trail commissions from OFDI as a result of client assets in the RMA program being invested in mutual funds distributed by OFDI. In 2011, MMLIS recorded $150 of commission revenues related to these funds and paid distribution costs equal to these revenues to MassMutual.

MMLIS has entered into an agreement with MassMutual Trust Company, FSB ("MMTC"), a wholly-owned subsidiary of MassMutual, for the solicitation and referral of trust services. Under the terms of the agreement, MMLIS earned $40 in referral fees in 2011, which are included in Other Income on the Statement of Operations. In addition, MMLIS earned $1,903 in CRIA income from client assets invested in MMTC products.

The Company has service agreements with MassMutual that provide for the performance by MassMutual of certain services for the Company including, but not limited to, information systems, benefit plan administration, payroll, legal, compliance, licensing, access to the general agents of MassMutual, cash management, and other general corporate services. The management fee under these service agreements for 2011 was $33,544. In addition, the Company incurred $698 of rent expense in 2011 for the use of MassMutual office space. While management believes that these fees are calculated on a reasonable basis, they may not be indicative of the costs that would have been incurred on a stand-alone basis.

Components of the management fee as of December 31, 2011 are as follows:

Computer services	$ 19,827
Compliance	7,055
Legal	1,749
Other corporate overhead	4,913
Management fees	$ 33,544

MMLIS provides services to MML Distributors, LLC ("MMLD"), a limited liability company wholly owned by MassMutual, including, but not limited to, accounting, and other general corporate services. Under the service agreement, MMLD pays a management fee to MMLIS for the services noted above. The management fee for 2011 was $180 and is included in Other income on the Statement of Operations.

Receivables from related parties consist of the following as of December 31, 2011:

Management fees due from MMLD	$ 15
Referral fees due from MassMutual	16
Interest income due from MassMutual	4
Receivables from related parties	$ 35

(Dollars in thousands)

Payables to related parties consist of the following as of December 31, 2011:

Payables to MassMutual:		
Management fees	$	2,525
Distribution costs		2,701
Payables to related parties	$	5,226

Related party receivables and payables are reviewed monthly. Certain management fees are net settled against distribution fees in the current month. All other intercompany balances are typically settled in the following quarter.

The Company reviews current and future capital needs with its parent on an annual basis.

(4) Customer Protection Reserve under SEC Rule 15c3-3

MMLIS is a fully computing broker-dealer, and maintains a separate bank account designated as "Special Account for the Exclusive Benefit of Customers of MML Investors Services, LLC" for customer funds received. As of December 31, 2011, the balance in this account totaled $651 and is included in Cash segregated under federal regulations on the Statement of Financial Condition.

(5) Net Capital Requirements

As a broker-dealer registered with the Securities and Exchange Commission, the Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the net capital ratio (ratio of "aggregate indebtedness" to "net capital", as those items are defined), shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would exceed 10 to 1. In addition, in accordance with FINRA Rule 4110, equity capital may not be withdrawn for a period of one year after a contribution is made, unless otherwise permitted by FINRA, nor may a dividend be paid in any rolling 35-calendar-day period that would exceed 10 percent of excess net capital. At December 31, 2011, the Company had net capital of $11,330, which was $9,011 in excess of its required net capital of $2,319. The Company's ratio of aggregate indebtedness to net capital was 3.07 to 1.

(Dollars in thousands)

Certain net assets of MMLIA are included as allowable capital in the consolidated computation of MMLIS's net capital since these assets of the wholly owned subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by SEC Rule 15c3-1.

MFA is accounted for using the equity method of accounting for the filing of MMLIS's FOCUS Report with FINRA and is a non-allowable asset in the computation of the Company's net capital in accordance with FINRA regulations.

The following is a summary of certain financial information for MFA that is not included in MMLIS's net capital computation in its FOCUS Report as of December 31, 2011:

	MFA
Assets	$ 736
Liabilities	$ 90
Equity	$ 647

(6) Litigation and Regulatory Inquiries

The Company is involved in litigation arising in and out of the normal course of business, including, but not limited to, alleged registered representative misconduct, which seeks both compensatory and punitive damages. The Company is, from time to time, also involved in regulatory investigations and inquiries, certain of which are ongoing. In all such matters, the Company has and is cooperating fully with the applicable regulatory agency or self regulatory organization.

As of December 31, 2011, the Company has $3,189 included in Accounts payable and accrued expenses on the Statement of Financial Condition for unsettled legal matters.

(7) Broker's Bond

MMLIS and MFA each carry a broker's blanket fidelity bond in the amount of $2,000 and $300, respectively. In addition, the Company is afforded additional coverage under the MassMutual Corporate Fidelity Bond Program in the amount of $100,000.

(8) Employee Benefits

The Company's eligible employees and retirees are covered by MassMutual's employees' pension plan, thrift plan, disability, group life insurance plan and group health plan, which provide benefits for certain of its active and retired employees. As the plans sponsor, MassMutual retains the liabilities. MMLIS funds the costs of these plans as they are incurred. Costs associated with these plans are settled on a monthly basis and are included in Compensation and benefits in the Statement of Operations.

Life and Health Insurance Benefits

Life and health insurance benefits are provided to substantially all employees through group insurance contracts, some of which are issued by MassMutual. Those covered employees may become eligible for continuation of certain of these benefits if they reach retirement age while working for the Company.

Defined Benefit Pension Plan

MassMutual has funded and unfunded non-contributory defined benefit pension plans that cover certain MMLIS employees. For participants, benefits are calculated as the greater of (1) a formula based on age, service, and salary during their careers or (2) a formula based on final average earnings and length of service.

Defined Contribution Plan

MassMutual sponsors funded (qualified 401(k) thrift savings) and unfunded (nonqualified deferred compensation thrift savings) defined contribution plans for MMLIS's eligible participants. The Company match for the 401(k) thrift savings plan is 5% of eligible W-2 compensation.

Post-retirement Benefits

MassMutual provides certain life insurance and healthcare benefits (other post-retirement benefits) that cover MMLIS's eligible retired employees and their beneficiaries and covered dependents. The healthcare plan is contributory; a portion of the basic life insurance plan is noncontributory. These benefits are funded by MassMutual as the benefits are provided to the participants. The post-retirement health care plans include a limit on the Company's share of costs for recent and future retirees.

The allocated expense charged by MassMutual for the Company's employees covered by the above plans for the year ended December 31, 2011, is as follows:

Life and health insurance	$	1,237
Pension		667
Thrift		468
Post-retirement benefits		66
Employee Benefits	$	2,438

Deferred and Incentive Compensation Plans

Nonqualified deferred compensation plans (unfunded defined contribution plans) are offered by the Company allowing certain executives to elect to defer a portion of their compensation. Several shadow investment options are available under these plans.

Key employees of the Company are eligible to participate in a long-term incentive compensation plan sponsored by MassMutual. An individual employee's participation may vary from one cycle to the next based on performance, impact on organization and relative contribution. Awards vest over three years, at which time they are paid in cash, and are subject to forfeiture in the event of termination prior to vesting (other than retirement, death, disability or job elimination).

A short-term incentive compensation plan exists that is offered to substantially all employees not covered by another incentive plan. Employees are eligible for an annual bonus based upon certain factors, including individual and company performance.

(9) Income Taxes

The Company is included in a consolidated U.S. federal income tax return with MassMutual and its eligible U.S. subsidiaries. The Company also files income tax returns in various states. MassMutual, and its eligible subsidiaries and certain affiliates (the "Parties"), including the Company, have executed and are subject to a written tax allocation agreement (the "Agreement"). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses that it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

Allocated taxes are calculated and paid on a quarterly basis. During the year ended December 31, 2011, the Company received income tax refunds from MassMutual in the amount of $1,164, in accordance with the provisions of the Agreement.

The Internal Revenue Service ("IRS") has completed its examination of the years 2005 and prior. The IRS is currently auditing the tax years 2006 and 2007. The Company does not expect a material change in its financial position or liquidity as a result of this audit.

(Dollars in thousands)

Companies generally are required to disclose unrecognized tax benefits, which are the tax effect of positions taken on their tax returns which may be challenged by the various taxing authorities, in order to provide users of financial statements more information regarding potential liabilities. Management has determined that no reserves for material uncertain tax positions are required at December 31, 2011.

The components of income taxes included in the Statement of Operations for the year ended December 31, 2011 are as follows:

Income tax benefit (expense):	
Current:	
Federal	$ 2,488
State and other	46
Total current	2,534
Deferred:	
Federal	(608)
State	(25)
Total deferred	(633)
Total income tax benefit	$ 1,901

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2011 are as follows:

Deferred tax assets:	
Compensation and legal accruals	$ 1,962
Other	38
Total deferred tax assets	2,000
Deferred tax liabilities:	
Fixed assets	5
Prepaid expenses	294
Total deferred tax liabilities	299
Net deferred tax asset	$ 1,701

(Dollars in thousands)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. The Company has established valuation allowances when it is more likely than not that deferred tax assets will not be realized.

A reconciliation of the differences between the income tax benefit and the amount computed by applying the prevailing corporate U.S. federal tax rate to pre-tax loss for the year ended December 31, 2011 is as follows:

	Amount	Percent
Benefit for income taxes at the U.S. federal rate	$ 1,674	35.0%
State tax, net of federal benefit	(4)	--
Noncontrolling interest	197	4.1
Other	34	0.7
Income tax benefit	$ 1,901	39.8%

Excluding the effect of noncontrolling interest the effective tax rate for the Company's controlling interest is 35.7%.

(10) Commitments and Contingencies

In the normal course of business, the Company indemnifies and guarantees clearing agents against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. Pursuant to the terms of the agreements between the Company and the clearing agents, the clearing agents have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that since it only trades with customer invested funds, that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications as of December 31, 2011. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

(11) Subsequent Events

The Company has evaluated subsequent events through February 17, 2012, the date the financial statements were available to be issued.

Effective January 1, 2012, all employees of MMLIS were transferred to MassMutual. As a result, MMLIS will no longer record compensation expense and will be charged its employment related costs as part of Management fee expense, in accordance with an intercompany service agreement with MassMutual (see Note 3). The effect of this change should have no impact on MMLIS's financial statements other than presentation on its Statement of Operations and disclosure in its Related Party Transactions and Agreements footnote.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2011
(Dollars in thousands)

		Additional Information
Net Capital Requirement		
Total shareholder's equity		$ 21,393
Plus allowable assets of MMLIA		4,562
Total capital		25,955
Less nonallowable assets:		
Investment in subsidiaries	$ 5,529	
Receivables from brokers or dealers	2,268	
Receivable from affiliates	15	
Current and deferred taxes receivable	4,696	
Prepaid expenses, other assets and cash on deposit with FINRA	1,969	14,477
Net capital before specific reduction in the market value of securities and other deductions		11,478
Less fidelity bond excess deductible		50
Less securities haircuts pursuant to Rule 15c3-1		36
Less present value adjustment on long-term GA commission liability and other deductions		62
Net capital		$ 11,330
Aggregate Indebtedness		
Total liabilities included in statement of financial condition		$ 34,819
Plus present value adjustment on long-term GA commission liability		37
Plus receivable netted against payable with same party		59
Less liabilities of consolidated subsidiaries (net of intercompany balances with parent of $41)		(129)
Aggregate indebtedness		$ 34,786
Minimum net capital required to be maintained (Greater of $250 or 6-2/3% of $34,786)		2,319
Net capital in excess of minimum requirements		$ 9,011
Ratio of aggregate indebtedness to net capital		3.07 to 1

See accompanying independent auditors' report.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Investors Services, LLC in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2011.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2011
(Dollars in thousands)

	Additional Information
Credit Balances	
Total credit items	$ --
Debit Balances	
Gross debit items	$ --
Less 1 percent charge	--
Total debit items	$ --
Reserve Computation	
Excess of total credits over total debits	$ --
Amount held on deposit in Reserve Bank Account	651
Required deposit	None

See accompanying independent auditors' report.

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by MML Investors Services, LLC in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2011.

KPMG

KPMG LLP
One Financial Plaza
755 Main Street
Hartford, CT 06103

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

To the Board of Directors of
MML Investors Services, LLC and Subsidiaries:

In planning and performing our audit of the consolidated financial statements of MML Investors Services, LLC and Subsidiaries (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 17, 2012

KPMG

MML Investors Services, LLC and Subsidiaries
(SEC File Number 8-27250)

Consolidated Financial Statements and Supplemental Schedules
As of and For the Year Ended December 31, 2011
With Independent Auditors' Report Thereon
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3)